August 26, 2010

Andrew A. Hyltin, Chief Executive Officer
Corporate Capital Trust, Inc.
CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801

RE: Corporate Capital Trust, Inc.
      File Nos.: 333-167730 and 814-00827

Dear Mr. Hyltin:

On June 24, 2010, you filed a registration statement on Form N-2 under the Securities Act of 1933 (1933 Act") on behalf of Corporate Capital Trust, Inc. ("Fund"). We have used the captions and page numbers from the registration statement to indicate the sections of the registration statement to which our comments relate. However, you should consider a comment made with respect to one section to be applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Prospectus

<u>Cover Pages</u>

1. The disclosure on the front cover states that the Fund "has elected to be regulated as a business development company." The Fund should make its election by filing Form N-54A before its registration is declared effective, or revise the disclosure accordingly.

2. Please disclose in the second paragraph on the front page, which discusses the Fund's investment objective, the following information: (1) the loans in which the Fund invests will generally not be rated by any rating agency; (2) if they were rated, they would be rated below investment grade or "junk;" and (3) below-investment-grade indebtedness is predominantly speculative with respect to the issuer's capacity to pay interest and repay principal.

3. The disclosure states: "if our net asset value increases above our net proceeds per share as stated in this prospectus, we will sell our shares at a higher price as necessary to ensure that shares are not sold at a net price, after deduction of selling commissions and marketing support fees, that is below our net asset value per share." Please add that the following: "this policy means that, because the sales load is 10%, no more than 90 cents of every dollar you invest will be used to purchase Fund shares.

4. Please replace the corresponding disclosure in the fifth paragraph with the following in bold typeface at least as large as the seventh paragraph that discusses "risk":

> The shares have no market and you should not expect to be able to resell your shares. If you are able to sell your shares, you should expect to incur a significant loss. Our board of trustees may decide to create a share repurchase program, but only a very limited number of shares will be eligible for repurchase by the Fund. You should consider that you will be locked into your investment, at least until 2018, regardless of how we perform. See "Shareholder Liquidity Strategy, page _.

In addition, put this statement into the "Subscription Agreement," in the same typeface as the "backup withholding" statement, immediately above the signature line.

5. The disclosure, on pages 18 and 24, provides that investments in the Fund are subject to dilution. Please mention briefly the risk of dilution on the front page and provide a citation to the discussions of dilution risk in the body of the prospectus. The prospectus mentions, on pages 49 and 58, no-load sales that will cause dilution. Please disclose, where appropriate, the purpose of what appear to be private placements to insiders and whether any additional such no-load sales may occur.

6. Please revise the statement required by Item 1.1.j. of Form N-2 to state that investing in the Fund should be considered "highly speculative" and "involving an extremely high degree of risk."

7. Do not bold the statement required by Rule 481(b)(1) under the 1933 Act.

8. The statements about "forecasts," which accompanies the Rule 481(b)(1) statement, is legal jargon and more appropriate in the body of the prospectus, where it also appears. Please delete it. See Rule 421(d) of Regulation C.

9. Please inform us what requirements in the 1940 Act or the rules and regulations thereunder require forecasts.

10. Please present the Fund's pricing table in conformity with the table shown in Instruction 5 to Item 1.1.g. of Form N-2. As noted on page 43, "sales commissions" and "marketing support fees" are components of "sales load" and they may be broken out only in a footnote to the table. Please also define the term "marketing support fees."

11. Please explain in your response letter how the Fund will account for the offering expenses and sales load.

12. Please revise footnote "2" to the pricing table as follows:

In addition to deducting a sales load of 10%, we will deduct up to 5% more from your purchase payment for offering expenses. (We estimate that we will incur approximately $100,000 of expenses if the minimum number of common shares ($2 million) is sold – in which case you will pay an additional 5% of your purchase price -- and approximately $22.5 million of expenses if the maximum number of common shares ($1.5 billion) is sold – in which case you will pay an additional 1.5% of your purchase price. See page 46.

13. Please add the additional information required by Instruction 5 to item 1.1.9. of Form N-2.

14. Please explain why the offering expenses vary so significantly based on the number of shares sold?

15. Please make sure the date of the prospectus is on the outside front cover.

16. It appears that, based on its responsibilities, CNL Securities Corp. would be more accurately referred to as an "underwriter" or "managing underwriter," rather than a "managing dealer." If CNL is an underwriter, please so designate it or explain to us why it is not.

Prospectus Summary

1. In all of the Summary subsections, please include citations, including page numbers, to the more detailed discussions in the body of the prospectus.

2. The disclosure on page 3 states: "we believe that this disciplined investment process enables us to select high quality targets and make investments that will perform well in a broad range of economic environments." The Fund will be investing in below-investment grade debt instruments and assets classified as "Level 3" by FASB Accounting Standards Codification Topic 820 ("Topic 820"). Accordingly, please delete this statement.

3. The disclosure on page 3 also states: "our investment strategy focuses on creating an investment portfolio that generates superior risk-adjusted returns by selecting high-quality investments…" Please delete the term "high quality."

4. The disclosure on page 4 states that the Fund "will seek to provide capital to medium- and large-sized companies" and also states that it will seek "privately owned-businesses." Please explain how these goals are consistent.

5. The disclosure on page 4 states: "although there are no strict lower or upper limits on the enterprise value of a company in which we may invest, we expect to focus on companies with enterprise values ranging from $100 million to $4 billion." Do these investments meet the requirement for "eligible

securities" of Section 2(a)(46) of the 1940 Act? Please disclose the meaning of the term "enterprise value."

6. Please clarify the meaning of the statement, on page 4: "we expect to favor companies in which management's incentives appear to be closely aligned with major capital providers, such as us."

7. Please clarify the meaning of the phrase, on page 4: "with stable competitive and regulatory frameworks."

8. With respect to the disclosure on page 4: "As a business development company under the 1940 Act, we will focus on and invest at least 70% of our investments in U.S. companies. To the extent we invest in foreign companies, we intend to do so in accordance with 1940 Act limitations and only in jurisdictions with established legal frameworks and a history of respecting creditor rights.

     a) Please change "investments" to "total assets."

     b) What are the 1940 Act limits on investing in foreign companies?

     c) Identify the jurisdictions "with established legal frameworks and a history of respecting creditor rights."

9. The disclosure, on page 4, states that "it is possible that not all of these criteria will be met by each company in which we invest." How many have to be met?

10. Page 4 also states that "prior to raising significant capital, we may make smaller investments and focus on syndicated leveraged loans and high-yield bonds." Please define "significant capital"? Briefly explain the term "syndicated loans." Who will issue these syndicated loans and "high-yield bonds'? Will they be issued by companies meeting the above criteria?

11. The "Use of Proceeds" subsection, on page 4, states: "until we are able to find such investment opportunities…we may also use a portion of the net proceeds to pay our operating expenses, fund distributions to shareholders and for general corporate purposes. The subsection, "the amount of any distributions we may make is uncertain…," on page 14, states: "in the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of this offering or from borrowings in anticipation of future cash flow..." Please define: (1) "portion;" (2) "substantial portion;" and (3) "general corporate purposes." Please clarify whether such payments from the offering proceeds could occur beyond the Fund's start-up phase? If so, please state on the cover and prominently in the summary that it is the Fund's policy to pay distributions and expenses from the offering proceeds and borrowings.

12. The "Use of Proceeds" subsection, on page 4, also refers to "each subscription closing." Does "subscription" in this context refer to an multiple offerings? Please explain this term.

13. Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, it should disclose clearly the components of the distribution yield, including the amount of any paid-in capital. In addition, any reports containing distribution yields should be accompanied by SEC total return and/or yield and the Fund should also disclose that the distribution yield does not represent its performance.

14. The "Suitability Standards" subsection, on page 5, states:

> "Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor's overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective shareholder's overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of our shares, (d) the background and qualifications of our Advisors and (e) the tax consequences of the investment."

Who makes these determinations and how are they made? What role and responsibility does the Fund take with respect to the making of these determinations?

15. The "Plan of Distribution" subsection, on page 5, states that "if our net asset value per share increases above our net proceeds per share as stated in this prospectus, we will sell our shares at a higher price…"   Please insert the phrase "supplement the prospectus and" after "we will."

16. The "Plan of Distribution" subsection, on page 5, also states that "subscriptions will be accepted or rejected within 30 days of receipt by us and, if rejected, all funds shall be returned to subscribers with interest and without deduction for any expenses within ten business days from the date the subscription is rejected." Does "days" refer to "business days" or calendar days? Please clarify whether the amount returned will be net of sales charges. Why should it take 10 days?

17. Please clarify the extent to which the Fund intends to invest in foreign securities.

18. Has the Fund filed an application for exemptive relief to co-invest with affiliates? If so, what is the status?

19. The "Share Repurchase Program" subsection, on page 6, states: "our share repurchase program will include numerous restrictions that limit your ability to sell your shares." What are these restrictions?

20. In the "Advisor Fees" subsection, on page 6, please provide the following information:

a) Please disclose the calculation of the incentive fee on net investment income.

b) With respect to the "subordinated liquidation incentive fee," please clarify the meaning of the terms "the net proceeds or net value from a liquidity event" and "adjusted capital prior to such liquidity event."

c) With respect to the same fee, does the Advisor receive 20% of the net proceeds from the sale of portfolio companies? What is the justification for the imposition of this additional fee? What do the Advisors do to earn it?

21. With respect to the "Advisor Fees" subsection, on page 6, why is the Fund not required to send prospectus supplements to the shareholders?

22. Please move the section "CERTAIN QUESTIONS AND ANSWERS," as well as the statement, on page 7, about the location of the Fund's offices so that they follow the fee table.

23. Please divide the question, on page 9, "will I be able to sell my shares of common stock in a secondary market or otherwise liquidate my investment" into two questions that discuss separately (1) whether shareholders will be able to sell their shares on a secondary market and (2) the liquidity that the Fund will provide. In addition, please clarify the disclosure as follows:

a) Please revise the statement "because of the lack of a trading market for our shares, shareholders may not be able to sell their shares promptly or at a desired price" to make clear that the lack of an exchange listing and the lack of a reliable NAV means that shareholders must assume that they will not be able to sell their shares, at the very least before 2018. In the event that an investor can find a buyer, however, the sales price is very likely to be at a substantial discount to the Fund's NAV.

b) Please make clear that the repurchase program, if it is instituted, will apply to a very limited number of the shares owned by a shareholder and those shares will be repurchased by the Fund at a discount to NAV.

c) Please identify any "federal and state securities laws" or contracts that may restrict transfer of the shares.

d) Does the term "securities exchange" include the NASDAQ National Market? Will the shares be quoted on any inter-dealer quotation system or electronic communications network?

e) Will the suitability requirements apply to transfers? Specifically, will they also apply in the event of a transfer on death?

Fees and Expenses, page 10

1. In the narrative that precedes the fee table:

   a) Please delete the second sentence and substitute: "'other expenses' are estimated and may vary." See Instruction 6 to Item 3.1. of Form N-2.

   b) Please delete the last sentence.

2. Footnote "1" states: "as shares are sold, we will pay a maximum sales load of 10%..." Please change "we" to "you."

3. Footnote "2" states that the offering expense ratio is based on the assumption that the Fund will raise $200 million. We note, however, that the "minimum offering requirement" is $2 million. Please provide a representation that the Fund reasonably expects to raise $200 million in the first year of the offering.

4. Footnote "2" also states that the Fund would incur offering expenses of $3 million to raise $200 million in gross proceeds. Based on the range of offering expense ratios in the table on page 46, an offering expense ratio of 1.5% for $200 million appears to be too low. Please explain this apparent discrepancy.

5. In the line item "Base Management Fees," please delete "Base" and use the singular, "Fee."

6. As footnote "4" notes, "annual expenses" are required to be stated as a percentage of net assets. The base management fee is 2% of gross assets. Unless you provide a representation that the Fund will not borrow for at least one year from the effective date of the registration statement, please calculate the fee based on the assumption that Fund will borrow on its expected first year assets at the 200% coverage limit of Section 61(a)(1) of the 1940 Act.

7. The narrative that precedes the example states: "we have provided an example of the projected dollar amount of total cumulative expenses (including shareholder transaction expenses and annual expenses) that would be incurred over various periods…" Please delete "cumulative" and the parenthetical.

8. Please confirm that the example includes the organization expenses. See Instruction 9 to Item 3.1. of Form N-2.

9. The narrative that follows the example states that "if subscribers to our shares acquire shares with low or no front-end sales load, then their expenses will be lower in the first year." Please delete this sentence. However, if the Fund may issue shares at no, or reduced, sales loads, apart from volume discounts, please include this dilution risk in the dilution risk disclosure in the summary.

10. Please define and disclose the amounts of the "pre-effective organizational and offering expenses" and "post-effective offering expenses." If the post-effective offering expenses will be paid over time please present the present value of the payment stream.

11. Please include in the summary the risks to shareholders, including the incentives to make risky investments and to leverage, created by calculating the base management fee as a percentage of total assets and the incentive fee as a percentage of the return on total assets,.

12. The third sentence in footnote "4" ("if we decide to borrow money to make investments…") indicates that the Fund may leverage. The disclosure on page 22 also indicates that the Fund may use leverage. Please provide a representation that the Fund will not borrow for one year from the effective date of the registration statement. Otherwise, please revise the fee table to include the interest costs of leveraging at the 200% coverage limit.

13. Please revise the remainder of footnote "4" to make clear that the management fees paid by the common shareholders will increase, to the extent the Fund leverages, as a result of the fact that the base management fee is calculated as a percentage of total assets and the income incentive fee is calculated as a percentage of the return on total assets.

14. Please expand footnote "5" to briefly describe all three incentive fees and to state the maximum total amount of such fees. It would be helpful to investors to include, by means of a footnote, a second example where the five percent return results entirely from net-realized capital gains, so that the incentive fee on capital gains can be illustrated.

15. We note that the disclosure on "SAI-4" indicates that the Fund may invest in other investment companies. Please provide an "Acquired Fund Fees and Expenses" line item if any of the Fund's assets will be invested in an "acquired fund," including a money market fund. See Instruction 10 to Item 3.1. of Form N-2.

Risk Factors

1. The subsection, "a significant portion of our investment portfolio…," on page 13, states that "the majority of our investments may not be publicly traded or actively traded on a secondary market but, instead, may be traded on a privately negotiated over-the-counter secondary market for institutional investors or lack an active market." Please delete the phrase: "or lack an active market." Is this statement consistent with the requirements of Section 55 of the 1940 Act and Rule 2a-46 under the 1940 Act that a BDC must invest at least 70% of its assets in "eligible portfolio companies," which do not have "any class of securities listed on a national securities exchange"?

2. The same subsection states: "we expect to value these securities quarterly at fair value as determined in good faith by our board of directors based on input from our Advisors, a third-party independent valuation firm…our board of directors may utilize the services of an independent third-party valuation firm to aid it in determining the fair value of any securities."

The subsection, "Valuation Process," on page 54, states: "our valuation process will begin with each investment being initially valued by KKR's investment professionals who are responsible for the portfolio investment in conjunction with KKR's senior portfolio management team." Page 54 also states: "an independent third-party valuation firm may be periodically engaged by KKR or our board of directors to review the valuation of our investments," and:

> "If an independent valuation firm is engaged to provide valuation assistance, it will be expected to carry out certain limited procedures that it is requested to perform. Upon completion of such limited procedures, the independent valuation firm will determine whether the fair value of those investments subjected to their limited procedures do not appear to be unreasonable. The limited procedures are not expected to involve an audit, review, compilation or any other form of examination or attestation under generally accepted auditing standards."

a) Please clarify whether the board will use a third-party pricing service to assist it with the valuation of every security that the board must fair value. If not, why would this failure, in the case of securities classified Level 3 assets, not be inconsistent with the requirements of Topic 820?

b) Please explain to us how the "limited" engagement of third-party valuation services would not be inconsistent with the board's fiduciary duty, in the case of securities classified as "Level 2" and, in particular, Level 3 assets under Topic 820.

c) Please inform us whether the board will review and approve in advance the valuation methodology of any third-party pricing service it uses and whether the board will regularly review the historical accuracy of such methodologies. See Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

d) Please describe the valuation methodology that the board will use.

e) Please explain why the "Advisors," including KKR, will have "input" on the valuation of the Fund's securities given the obvious conflict of interest created, as is acknowledged in this subsection. If the advisor and sub-advisor assist the board in its fair-value determinations, how will the conflict of interest be addressed?

f) Please also confirm that the accounting firm that audits and opines on the Fund's financial statements will not participate in the board's valuations of the Fund's investments.

3. Page 14 discloses that "our board of directors may change our operating policies and strategies without prior notice or shareholder approval…" The subsection "our Investment Strategy," on page 33, states: "except as restricted by the 1940 Act or the Code, we deem all of our investment policies to be non-fundamental, which means that they may be changed by our board of directors without shareholder approval."

a) Please explain to us how the breadth of the possible changes that can be made without shareholder approval does not conflict with Section 13(a) of the 1940 Act.

b) The fund's shareholders will be locked in until 2018, with no ability to sell their shares and a minimal repurchase program. Given this fact, please explain to us how the breadth of the

Fund's ability to make policy changes without shareholder approval can be justified. If the Fund changes its investment policies, why does it not owe the current shareholders the opportunity to cash out their investments as a matter of the fiduciary duty owed to shareholders?

c) What restrictions are referred to in the phrase "except as restricted by the 1940 Act or the Code."

d) Please revise the disclosure to state whether shareholders will be given advance notice, and how much, before the Fund will change any investment or operating policies or strategies described in the prospectus.

e) Please disclose on the cover of the prospectus that the Fund has reserved the right to change all of its investment and operating policies without shareholder approval.

4. The subsection, "changes in laws or regulations governing our operations…," on page 14, states "new legislation may be enacted (such as the Restoring American Financial Stability Act of 2010, which was passed by the U.S. Senate on May 20, 2010) or new interpretations, rulings, or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our shareholders…" Either substantiate the statement that legislation, such as the "Dodd-Frank Wall Street Reform and Consumer Protection Act," and new SEC interpretations, rulings, or regulations could somehow "harm" the Fund's shareholders or delete it.

5. The subsection, "efforts to comply with the Sarbanes-Oxley Act…may adversely affect us," on page 14, states: "in the event that we are unable to comply with the Sarbanes-Oxley Act and related rules, we may be adversely affected." Please explain how and why the Fund may be adversely affected. If the Fund is unable to comply with Sarbanes-Oxley, won't it be the Fund's deficient "internal control over financial reporting" that adversely affects shareholders. This subsection also states: "as a result [of Sarbanes-Oxley], we expect to incur significant additional expenses in the near term…" Please confirm that these expenses are shown in the fee table.

6. The subsection, "any unrealized losses we experience on our portfolio may be an indication of future realized losses…," on page 14, appears to indicate that the only adverse impact of unrealized losses is that they "could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods." Please describe the additional consequences of unrealized losses. For example, unrealized losses will reduce the value of the Fund's assets under the rules for fair valuing assets of Topic 820, which will then be reflected in the Fund's NAV. This decline in NAV will offset any income accrued or received that is included in the calculation of the Fund's total return.

7. The subsections (i) on incentive compensation on pages 15 and 16, (ii) on subordinated debt on page 18, and (iii) on distributions on page 26, all discuss original issue discount risk. If any forms of OID could be a significant part of the Fund's income, please disclose prominently in the summary the risks created by such investments, including:

a) OID instruments have unreliable valuations because the accruals require judgments about collectability;

b) OID instruments create heightened credit risks because the willingness to trade higher rates for the deferral of cash payments typically represents, to some extent, a gamble by the borrower;

c) For accounting purposes, cash distributions to shareholders representing OID income do not come from paid-in capital, although they are paid from the offering proceeds. Thus, although a distribution of OID income comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact.

d) In the case of payment-in-kind "toggle" debt, the PIK election has the simultaneous effects of increasing the assets under management, thus increasing the base management fee, and increasing the investment income, thus increasing the incentive fee.

e) OID creates the risk of non-refundable cash payments to the advisor based on non-cash accruals that may never be realized.

Please disclose whether there is a limit on the Fund's ability, and how much the advisor intends, to invest in OID instruments, including PIK loans, zero coupon bonds, and any other instruments that permit the deferral of interest and principal payments. Please discuss, where appropriate, how the Fund will value its OID instruments.

8. With respect to the subsection, "regulations governing our operation as a business development company and RIC will affect our ability to raise capital…,"on page 18, please disclose whether the Fund currently intends to seek approval to issue shares below NAV. Does the Fund currently intend to issue securities convertible or exchangeable into Fund common shares?

9. With respect to subsection, "Senior Debt," on page 18, please disclose the limits, if any, on the Fund's ability to make loans secured by secondary liens or to make unsecured loans.

10. With respect to the subsection, "various structured financial instruments for purposes of 'hedging," on page 20, please disclose whether, and the extent to which, the fund may invest in derivatives for any purpose, other than hedging portfolio risks.

11. The subsection "our shares are not listed on an exchange…, on page 22, states: "since a portion of the public offering price…will be used to pay expenses and fees, the full offering price paid by the shareholders will not be invested in portfolio companies." What "expenses and fees" are referred to by this statement?

12. As described on page 24, please disclose in the summary risk disclosure that the Managing Dealer is an affiliate of the advisor and describe the risks that this creates.

13. With respect to the subsection, "provisions of the Maryland General Corporation Law…could deter takeover attempts…," on page 24, please provide a representation that the Fund will not amend its by-laws to repeal the exemption from the "Maryland Control Share Acquisition Act" without first seeking the staff's permission to do so, having regard for the provisions of Section 18(i) of the 1940 Act.

14. With respect to the disclosure on page 25, does the Fund intend to issue preferred shares within a year from the effective date of the registration statement?

Management, page 37

In the biography of Jamie M. Weinstein on page 41, please delete "holds a B.S.E. degree in Civil Engineering and Operations Research and."

Advisory Agreements and Fees, page 42

1. The disclosure on page 42 states:

   "Our Advisors will provide such managerial assistance on our behalf to our portfolio companies that request this assistance. We may receive fees for these services and will reimburse our Advisors for their allocated costs in providing such assistance, subject to review and approval by our board of directors."

   a) Are the reimbursements paid by the Fund to the Advisors disclosed in the fee table?

   b) How does the Fund account for the fees it receives from the portfolio companies?

   c) Do the portfolio companies pay the Fund in cash, in additional securities, or in OID securities? Does the Fund reimburse the Advisors in cash?

   d) Is the Fund's obligation to reimburse the Advisors in the advisory contract? If it is in the advisory agreement, does the advisory agreement "precisely describe" the terms of this reimbursement arrangement? (See Section 15(a)(1) of the 1940 Act.) If the obligation is not in the advisory agreement, it should be spelled out in a separate contract that is filed as an exhibit to the registration statement.

   e) Why do the portfolio companies have to pay for the managerial assistance? What is the legal basis for portfolio companies being charged for managerial assistance?

   f) Is it a condition of the Fund's investment that the portfolio companies pay for managerial assistance?

g) Please inform us whether the Advisor may receive any fees directly from the portfolio companies.

h) Please make clear that the Advisors will "make available significant managerial assistance" to the portfolio companies without their having to request it. See Section 2(a)(48) of the 1940 Act.

2. Please make the examples of the calculation of the incentives fees, on SAI-13 – SAI-15, part of the subsection, "Investment Advisory Fees," on pages 43-44. We believe that it would be helpful to investors if this combined discussion of the management fees and the examples of their calculation were moved forward in the prospectus so that it follows the risk disclosure.

Expenses, page 48

The disclosure states that: "we expect our primary annual operating expenses to be the payment of advisor fees and other expenses under our Investment Advisory Agreement and our Administrative Services Agreement." Please inform us about these "other expenses." Does the Advisory Agreement "precisely describe" these "other expenses"?

Valuation of Investments, page 50

Please revise the sentence, "investments that are expected to be included in this category are our private portfolio companies" to state: "all of our private company investments will be classified as Level 3 investments." In addition, please disclose, in the summary, the valuation risks presented by investments classified as Level 3 under Topic 820.

Plan of Distribution, page 57

The subsection "Managing Dealer," on page 57, discloses that the Fund will:

"reimburse the Managing Dealer for bona fide accountable due diligence expenses incurred by the Managing Dealer and/or participating broker-dealers";

"pay CNL Capital Markets Corp., our Managing Dealer and their associated persons and affiliates for other expenses incurred, including expenses related to *bona fide* training and education meetings, sales seminars, wholesaling activities and legal expenses;"

"reimburse the participating brokers for certain expenses incurred in connection with this offering [including] reimbursements for costs and expenses related to investor and broker/dealer sales and training meetings, broker/dealer *bona fide* training and education meetings for such meetings conducted by us, our Managing Dealer or participating brokers and including costs of technology associated with the offering and other costs and expenses related to such technology costs."

Please explain to us why these expenses are not included in, or disclosed at, the pricing table on the cover page of the prospectus. See Instruction 2 to Item 1.1.g. of Form N-2.

Special Discounts, page 58

The disclosure states:

"We expect that a limited number of shares of our common stock will be sold to individuals designated by management, net of all selling commissions and marketing support fees, shortly after the commencement of the offering. However, except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of shares of our common stock that may be sold to such persons."

In addition, the subsection, "Use of Proceeds," on page 46, refers to "sales to our affiliates" where "all or a portion of the selling commission and marketing support fee may be reduced or eliminated."

a) Who are these "individuals designated by management" and "affiliates"? How many shares will be issued to them?

b) Are the closings of these transactions contingent upon the successful closing of the offering?

c) Following the close of the offering, can any of these designated individuals rescind their purchases of shares?

Automatic Purchase Plan and Distribution Reinvestment Plan, page 62

1. We suggest that the Fund disclose estimates of the tax characteristics of its quarterly distributions in its semi-annual reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of the Fund's distributions in its semi-annual reports will alert shareholders to potential year-end tax consequences.

2. The disclosure states:

"we expect to coordinate distribution payment dates so that the same price that is used for the monthly closing date immediately following such distribution payment date will be used to calculate the purchase price for purchasers under our distribution reinvestment plan. Your reinvested distributions will purchase shares at a price equal to [—]% of the price that the shares are sold in the offering at the monthly closing immediately following the distribution date. In the event that this offering is suspended or terminated, then the reinvestment purchase price will be the net asset value per share."

a) What is the discount on shares purchased with reinvested dividends during the public offering period? Is the discount fixed? How is it determined? Is there a risk that the discounted reinvestment purchase price could be below NAV?

b) The public offering is scheduled to end two years after the effective date and may be extended for no more than one year. (See page 57.) After the offering ends, the reinvestment purchase price will be NAV. Why can shares be purchased with distributions for a discounted price during the offering, but not afterwards?

c) It is apparent that shareholders who do not participate in the reinvestment program during the offering will suffer dilution, not simply because of their failure to participate, but because of the discount on shares purchased with reinvested dividends. Please include this additional source of dilution in the discussion of dilution risk in the summary.

Share Repurchase Program, page 64

1. The disclosure states that "we will conduct quarterly tender offers, in accordance with the requirements of Rule 13e-4 under the Exchange Act of 1934 and the 1940 Act…" Please clarify whether this statement means that the Fund will file the tender offer statements that are required by Rule 13e-4. Alternatively, does this statement mean that the Fund's repurchase plan is intended to satisfy the requirements of Rule 23c-3 under the 1940 Act?

2. Are the repurchases made under the program "issuer tender offers"? Does the Fund intend to request no-action relief under Rule 13e-4 with respect to this issue? In the alternative, will the Fund request an exemption from the disclosure requirements of Rule 13e-4, pursuant to the authority provided by Rule 13e-4(h)(9) under the Securities Exchange Act of 1934 ("1934 Act").

3. Given that the offering will continue for at least two years and that the repurchase program may start in less than two years from the date of the registration, it appears that the repurchase plan requires exemptive relief from Rule 102 of Regulation M under the 1934 Act. Please inform us whether the Fund intends to request an exemptive order and, if not, inform us why not.

4. Are there any circumstances in which the Fund would repurchase a shareholder's entire interest (e.g., death or disability)?

5. The disclosure about the repurchase program, on page 24, states that "the price at which an investor may sell shares, which will be at a price equal to our net asset value on the date of repurchase." Who will determine NAV at this date and how will it be determined?

6. Is there a holding period before a shareholder to participate in the repurchase program?

7. The disclosure states: "our share repurchase program has many limitations, including the limitations described above, and should not be relied upon as a method to sell shares promptly and at a desired price." Please clarify the meaning of this sentence.

8. The disclosure further states: "we will offer to repurchase shares on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of our independent directors, such repurchases would not be in the best interests of our shareholders or would violate applicable law." Will the Advisor have any input in the Board's decision to authorize share repurchases?

Board of Directors, SAI-6

For the current members and each person that is appointed to the board, please disclose why the person's *particular* and *specific* experience, qualifications, attributes or skills led the board to conclude that such person should serve as a director of the Fund, in light of the Fund's business and structure, at the time that a filing containing the disclosure is made. See Item 18. 17. of Form N-2, (added by Investment Company Act Release No. 29092 (Dec. 16, 2009)).

Other

1. Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund's securities will file the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the 1934 Act.

2. Please state in your response letter whether FINRA has reviewed the terms and arrangements of the underwriting.

3. In the future, please include a cover letter with your filings.

<p style="text-align:center">*   *   *</p>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the 1933 Act. Please provide written responses to all comments. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. We may have further comments after reviewing your responses.

If you have any questions about these comments, please call me at 202-551-6943 or e-mail me at o'connorj@sec.gov.

Very truly,

James E. O'Connor
Attorney/Advisor